Exhibit 99.15

CURALEAF ANNOUNCES THE ACQUISTION OF BLOOM DISPENSARIES

Bloom further strengthens Curaleaf’s presence in the highly attractive Arizona market, expanding the Company’s cultivation, processing, and retail assets in the state

Acquisition will be immediately accretive to Curaleaf’s adjusted EBITDA margin upon close

Upon close of recently announced acquisitions, the Company’s retail footprint increases to 16 dispensaries in Arizona and 128 nationwide

WAKEFIELD, Mass. -- Dec. 28, 2021 /PRNewswire/ -- Curaleaf Holdings, Inc. (CSE: CURA / OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer products in cannabis, today announced that it has entered into a definitive agreement to acquire Bloom Dispensaries ("Bloom"), a vertically integrated, single state cannabis operator in Arizona in an all cash transaction valued at approximately US$211 million (the “Transaction”). The Transaction is expected to close in January 2022, subject to customary approvals and conditions.

The proposed transaction with Bloom includes four retail dispensaries located in the cities of Phoenix, Tucson, Peoria, and the only dispensary currently in Sedona, with a combined population of over 2.3 million and drawing millions of tourists every year. In addition, Bloom strengthens Curaleaf’s production capabilities in Arizona with the addition of two adjacent cultivation and processing facilities located in north Phoenix totaling approximately 63,500 sq. ft. of space. Finally, Bloom has an attractive financial profile, generating expected 2021 revenue of approximately $66 million and EBITDA margins of more than 40%. Following the close of Bloom and the previously announced acquisitions of Tryke Companies and Natural Remedy Patient Center, Curaleaf’s retail footprint will increase to 16 dispensaries in Arizona and 128 nationwide.

Boris Jordan, Executive Chairman of Curaleaf, stated, “We are pleased to continue Curaleaf’s expansion in the state of Arizona with the acquisition of Bloom. In addition to bolstering our strong position in this key growth market with an attractive portfolio of retail and cultivation assets, Bloom will be immediately accretive to our adjusted EBITDA margins upon close. On behalf of the Board of Directors and management team, I look forward to welcoming Bloom to the Curaleaf family.”

Joseph Bayern, CEO of Curaleaf, stated, “We are excited to announce the acquisition of Bloom, which shares Curaleaf’s mission of delivering the highest-quality products and superior service to patients and customers while striving to make a positive impact in the communities we serve. Bloom has built a strong and profitable business, and we believe the combination of our two companies will enhance our competitive position and ability to continue gaining share in the highly attractive Arizona market.”

Under the terms of the agreement, Curaleaf will pay US$51 million in cash at closing, with the remaining approximately US$160 million paid in three promissory notes of $50 million, $50 million, and $60 million due, respectively, on the first, second and third anniversary of closing of the transaction. The notes will be recourse only to shares and assets of Bloom and will not be guaranteed by any Curaleaf entity.

About Curaleaf Holdings

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf and Select, provide industry-leading service, product selection and accessibility across the medical and adult-use markets. In the United States, Curaleaf currently operates in 23 states with 117 dispensaries, 25 cultivation sites, and employs over 5,200 team members. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

Curaleaf IR Twitter Account: https://twitter.com/Curaleaf_IR

Investor Toolkit: https://ir.curaleaf.com/investor-toolkit

Investor Relations Website: https://ir.curaleaf.com/

Forward Looking Statements

This media advisory contains forward–looking statements and forward–looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects", "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward–looking statements and information concerning the completion of the acquisition of Bloom Companies ("Bloom") and its impacts on the combined business of Curaleaf and Bloom, and the accretive nature of the acquisition of Bloom to Curaleaf's EBITDA margins. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, amongst other risk factors, the ability of Curaleaf to successfully complete the acquisition of Bloom and successfully integrate the business of Bloom and their respective corporate cultures; the potential delays or failures to receive required regulatory approvals; and the risks that actual financial results of Bloom will not meet expectations. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed April 28, 2021, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.

Investor Contact:

Curaleaf Holdings, Inc.

Carlos Madrazo, SVP Head of IR & Capital Markets

IR@curaleaf.com

Media Contact:

Curaleaf Holdings, Inc.

Tracy Brady, VP Corporate Communications

Media@curaleaf.com